SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

TEEKAY OFFSHORE PARTNERS L.P.

(Name of Issuer)

Partners Limited

Brookfield Asset Management Inc.

Brookfield Private Equity Inc.

Brookfield Private Equity Group Holdings LP

BCP GP Limited

Brookfield Capital Partners Ltd.

Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P.

Brookfield Capital Partners (Bermuda) Ltd.

Brookfield TK Acquisition Holdings LP

Brookfield TK Block Acquisition LP

Brookfield TK TOGP LP

Brookfield TK TOLP LP

Brookfield TK Merger Sub LLC

Teekay Offshore GP L.L.C.

Teekay Offshore Partners L.P.

(Names of Persons Filing Statement)

Common Units

(Title of Class of Securities)

Y8565J 10 1

(CUSIP Number of Class of Securities)

Edith Robinson	Kathy Sarpash
Teekay Offshore Partners L.P.	Brookfield Asset Management Inc.
4th Floor, Belvedere Building, 69 Pitts	Brookfield Place
Bay Road, Hamilton, HM 08, Bermuda	181 Bay Street, Suite 300
(441) 405-5560	Toronto, Ontario M5J 2T3
(416) 363-9491

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to
Michael Swidler, Esq.		Douglas Bacon, P.C.
Mike Rosenwasser, Esq.		Matthew R. Pacey, P.C.
Baker Botts L.L.P.		Kirkland & Ellis LLP
30 Rockefeller Plaza		609 Main Street, 45th Floor
New York, New York 10112		Houston, Texas 77002
(212) 408-2500		(713) 836-3600

This statement is filed in connection with (check the appropriate box):

a.                            ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.                            ☐ The filing of a registration statement under the Securities Act of 1933.

c.                             ☐ A tender offer.

d.                            ☒ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$171,370,335.85*	$22,244**

*                                         Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The transaction valuation was determined based upon the product of (a) 110,561,507 Common Units to be converted into the right to receive cash merger consideration described herein by (b) by $1.55, the per unit cash payment to be received in the merger described herein.

**                                  In accordance with Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, the filing fee of $22,244 was determined by multiplying 0.0001298 by the maximum aggregate cash payment of $171,370,335.85.

☒                                  Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $22,068	Filing Party: Teekay Offshore Partners L.P.
Form or Registration No.: Schedule 13E-3	Date Filed: October 28, 2019

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission pursuant to Section 13(e) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Teekay Offshore Partners L.P., a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction; (ii) Brookfield TK Acquisition Holdings LP, a Bermuda limited partnership (“Parent”); (iii) Brookfield TK Merger Sub LLC, a Marshall Islands limited liability company (“Merger Sub”); (iv) Teekay Offshore GP L.L.C., a Marshall Islands limited liability company and the general partner of the Partnership (“Partnership GP”); (v) Brookfield Asset Management Inc., a corporation formed under the laws of Ontario, Canada; (vi) Partners Limited, a corporation formed under the laws of Ontario, Canada; (vii) Brookfield TK TOLP LP, a Bermuda limited partnership (“Brookfield TOLP”); (viii) Brookfield TK TOGP LP, a Bermuda limited partnership (“Brookfield TOGP”); (ix) Brookfield Capital Partners Ltd., a corporation formed under the laws of Ontario, Canada; (x) Brookfield Capital Partners (Bermuda) Ltd., a Bermuda corporation; (xi) BCP GP Limited, a corporation formed under the laws of Ontario, Canada; (xii) Brookfield Private Equity Group Holdings LP, a Manitoba limited partnership; (xiii) Brookfield Private Equity Inc., a corporation formed under the laws of Ontario, Canada; (xiv) Brookfield Asset Management Private Institutional Capital Adviser (Private Equity) L.P., a limited partnership formed under the laws of Manitoba, Canada (“Brookfield Private Institutional”); and (xv) Brookfield TK Block Acquisition LP, a Bermuda limited partnership (“Brookfield TK Block”). Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of September 30, 2019 (the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent, Merger Sub, Brookfield TOGP, Brookfield TK Block, Brookfield Private Institutional and Brookfield TOLP. Pursuant to the terms of the Merger Agreement, effective as of January 22, 2020, Parent acquired all of the publicly held Common Units (other than the Sponsor Units (as defined in the Merger Agreement)) in the Partnership. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub merged with and into the Partnership, with the Partnership surviving as a subsidiary of Parent, certain of its affiliates and Partnership GP (the “Merger”), each of which is an indirect controlled subsidiary of Brookfield Business Partners L.P. and certain of its affiliates and institutional partners (“Brookfield”). The Merger became effective at 4:00 p.m. New York Time on January 22, 2020 (the “Effective Time”) after the filing of a properly executed certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

This Transaction Statement is being filed pursuant to Rule 13e-3(d)(3) under the Exchange Act to report the results of the transaction that is subject to this Transaction Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.              ADDITIONAL INFORMATION

Regulation M-A Item 1011

(c) Other Material Information. The information set forth in response to Item 1011(c) of Regulation M-A is hereby amended and supplemented as follows:

On January 22, 2020, the Partnership filed a certificate of merger with the Registrar of Corporations of the Republic of the Marshall Islands, pursuant to which Merger Sub merged with and into the Partnership, with the Partnership continuing as the surviving limited partnership. As a result of the Merger, the Partnership became a subsidiary of Parent, certain of its affiliates and Partnership GP.

As provided by the Merger Agreement, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Sponsor Units) was converted into the right to receive $1.55 in cash, paid without any interest thereon and reduced by any applicable tax withholding (the “Cash Merger Consideration”). As an alternative to receiving the Cash Merger Consideration, each holder of record of Common Units other than Sponsor Units immediately prior to the Election Deadline had the option to elect to forego the right to receive the Cash Merger Consideration with respect to all of such holder’s Common Units and instead receive one newly designated unlisted Class A Common Unit of the Partnership (the “Class A Common Units”) per Common Unit (the “Unit Alternative”).

The Class A Common Units are economically equivalent to the Sponsor Units as of the closing of the Merger, but have limited voting rights and limited transferability. As of the Effective Time, all of the Common Units converted into the right to receive the Cash Merger Consideration or the Unit Alternative and are no longer outstanding and were automatically canceled and ceased to exist. Each Common Unit with respect to which either a properly completed Election Form and Letter of Transmittal was not submitted by the Election Deadline or in respect of which no election was made was deemed to have elected to receive the Cash Merger Consideration. Following the Merger, the Common Units ceased to be listed on the New York Stock Exchange, will be deregistered under the Exchange Act and ceased to be publicly traded.

Each Sponsor Unit issued and outstanding immediately prior to the Effective Time was reclassified as a Class B Common Unit of the Partnership (the “Class B Common Units”) but was otherwise unaffected by the Merger and is unchanged and remains outstanding, and no consideration was delivered in respect thereof. Parent was also issued a number of Class B Common Units equal to the number of Common Units converted into the right to receive the Cash Merger Consideration.

As a result of the Merger, Brookfield owns 100% of the Class B Common Units, representing approximately 98.7% of the outstanding common units of the Partnership. 100% of the Class A Common Units, representing approximately 1.3% of the outstanding common units of the

Partnership as of the closing of the Merger, are held by the unaffiliated unitholders who elected to receive the Unit Alternative in respect of their Common Units.

Each of the Partnership’s 7.25% Series A Cumulative Redeemable Preferred Units, 8.50% Series B Cumulative Redeemable Preferred Units and 8.875% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units issued and outstanding as of immediately prior to the Effective Time were unaffected by the Merger, remains outstanding and no consideration was delivered in respect thereof. The General Partner Interest issued and outstanding immediately prior to the Effective Time was unaffected by the Merger, remains outstanding and no consideration was delivered in respect thereof. The Partnership’s incentive distribution rights (“IDRs”) issued and outstanding immediately prior to the Effective Time were automatically canceled and ceased to exist, and no consideration was delivered in respect of the cancellation of the IDRs.

ITEM 16.              EXHIBITS

Regulation M-A Item 1016

The information set forth in response to Item 1016 of Regulation M-A is hereby amended and supplemented by the addition of the following exhibit thereto:

Exhibit No.	Description
(a)(4)	Press Release of Teekay Offshore Partners L.P., dated January 23, 2020 (incorporated herein by reference to Exhibit 99.1 to the Partnership's Current Report on Form 6-K filed on January 23, 2020).

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 23, 2020

TEEKAY OFFSHORE PARTNERS L.P.

By:	Teekay Offshore GP L.L.C., its general partner

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Vice President and Company Secretary

BROOKFIELD TK ACQUISITION HOLDINGS LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD TK MERGER SUB LLC

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary of the Managing Member, Brookfield Capital Partners (Bermuda) Ltd.

TEEKAY OFFSHORE GP L.L.C.

By:	/s/ Edith Robinson
Name:	Edith Robinson
Title:	Vice President and Company Secretary

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Vice President, Legal and Regulatory

PARTNERS LIMITED

By:	/s/ Brian D. Lawson
Name:	Brian D. Lawson
Title:	President

BROOKFIELD TK TOLP LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD TK TOGP LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BCP GP LIMITED

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY GROUP HOLDINGS LP

By:	Brookfield Private Equity Inc., its general partner

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD PRIVATE EQUITY INC.

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Director

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (PRIVATE EQUITY) L.P.

By:	Brookfield Capital Partners Ltd., its general partner

By:	/s/ A.J. Silber
Name:	A.J. Silber
Title:	Chairman of the Board

BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary

BROOKFIELD TK BLOCK ACQUISITION LP

By:	Brookfield Capital Partners (Bermuda) Ltd., its general partner

By:	/s/ Anna Knapman-Scott
Name:	Anna Knapman-Scott
Title:	Assistant Secretary